Filed by Veracyte, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Veracyte, Inc. and Decipher Biosciences, Inc.

This filing relates to a proposed business combination involving

Veracyte, Inc. and Decipher Biosciences, Inc.

(Subject Company Commission File No.: 001-36156)

The following communications were made available by Veracyte on LinkedIn and Twitter on February 3, 2021:

LinkedIn: #BreakingNews This morning Veracyte announced that we will acquire Delight, an event that will further solidify our global leadership in the genomic cancer diagnostics market and accelerate our revenue growth. We extend a warm welcome to the incredible team that will join Veracyte from Delight, and look forward to a productive future together offering market-leading #diagnostic tools and, most importantly, much-needed timely answers for cancer patients.

Twitter: #BreakingNews This morning, Veracyte ($VCYT) announced that it will acquire Delight - an exciting and important event that will further solidify Veracyte’s global leadership in the genomic cancer #diagnostics market and accelerate revenue growth.

The following communication was made available by Bonnie H. Anderson, Chief Executive Officer of Veracyte, on Twitter on February 3, 2021:

Twitter: By combining with #Delight, Veracyte will now be able to offer highly differentiated and clinically impactful #genomic tests to even more physicians and patients worldwide as they make critical treatment decisions.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements can be identified by words such as: “appears,” “anticipate,” “intend,” “plan,” “expect,” “believe,” “should,” “may,” “will,” “positioned,” “designed” and similar references to future periods. The absence of these words, however, does not mean that the statements are not forward-looking.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, without limitation, the following: the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may not grant a required regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the risk of stockholder litigation in connection with contemplated transaction; the retention of Decipher employees and Veracyte’s ability to successfully integrate the Decipher Biosciences business; and risks inherent in the achievement of anticipated synergies and the timing thereof. More details about these and other risks that may impact our business are included in our Annual Report on Form 10-K filed with the SEC on February 25, 2020, our Quarterly Report on Form 10-Q filed with the SEC on November 2, 2020 and in our other SEC filings. You can locate these reports through our website at http://investor.veracyte.com. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information May be Filed with the SEC

Veracyte may file with the SEC a registration statement on Form S-4, which, if filed, will include a prospectus of Veracyte. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS IFFILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERACYTE, DECIPHER, THE PROPOSED TRANSACTION AND RELATED MATTERS. If filed, investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Veracyte’s website at https://investor.veracyte.com.